Management's Discussion and Analysis

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) for the three months ended March 31, 2020 provides an update to our annual MD&A dated March 17, 2020 for the fiscal year ended December 31, 2019. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2019 and our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020. Our interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of June 4, 2020.

Additional information relating to Westport Fuel Systems, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include but are not limited to statements regarding the orders or demand for our products (including from our High Pressure Direct Injection ("Westport HPDI 2.0TM" or "HPDI") supply agreement with Weichai Westport Inc. ("WWI")), the timing for the launch and certification of WWI's HPDI engine, the impact of COVID-19 n future earnings, conversion of existing convertible debt, our investments, cash and capital requirements, the intentions of our partners and potential customers, monetization of joint venture intellectual property, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. In addition, the effects and the impact of the COVID-19 outbreak, as well as the decrease in oil prices and the impact of oil supply cuts, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained in this MD&A. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements except as required by applicable legislation.

Management's Discussion and Analysis

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

Westport Fuel Systems is focused on the engineering, manufacturing, and supply of alternative fuel systems and components for transportation vehicles. Our diverse product offering sold under a wide range of established brands enables the deployment of a range of alternative fuels offering both environmental and economic advantages, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquid natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen (together known as "gaseous fuels"). We supply our products and services through a network of distributors and original equipment manufacturers ("OEMs") and we provide delayed OEM ("DOEM") services. In total, we have customers in more than 70 countries. Today, our products and services are available for passenger car, light-, medium- and heavy-duty truck, cryogenic, and hydrogen applications.

The majority of our revenues are generated through the following businesses:

•
Independent aftermarket (“IAM”): We sell systems and components across a wide range of brands primarily through a global network of distributors, that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels in addition to gasoline.

•
DOEM: We directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.

•	Light-duty OEM: We sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.

•
Heavy-duty OEM: We sell systems and components, including HPDI products, to engine OEMs and commercial vehicle OEM. Our fully integrated Westport HPDI 2.0TM system, powered primarily by liquefied natural gas, matches the power, torque, and fuel economy benefits found in traditional compression ignition engines using only diesel fuel, resulting in reduced greenhouse gas emissions and the capability to cost-effectively run on renewable fuels.

•	Electronics: We design, industrialize and assemble electronic control modules

•	Hydrogen: We develop and sell hydrogen components for transportation and industrial applications

Although our IAM, DOEM, and light-duty OEM businesses are growing, profitable businesses, our HPDI business is in the early stages of commercialization (sales to our European OEM launch partner began in 2018), and, as a result, is currently generating losses. Meaningful increases in sales volumes are required for the HPDI business to benefit from economies of scale to become profitable. Our sales volumes to our initial launch partner continue to grow, and we anticipate additional growth from our supply arrangement with WWI, and additional OEMs entering into supply agreements for our HPDI technology. WWI's HPDI engine is currently being certified to meet China VI emissions standards and is expected to be launched within 2020. WWI has committed to purchase Westport HDPI 2.0TM components required to produce a minimum of 18,000 engines between the launch date and the end of 2023.

Gross margin and gross margin percentage from our HPDI product will vary based on production and sales volumes, levels of development work, successful implementation of material cost reduction initiatives, and foreign exchange. Margin pressure is expected to continue through much of 2020 as launch costs and price discounts are only partially offset by material cost reductions.

Westport Fuel Systems also generates income from the Cummins Westport Inc. ("CWI"), our 50:50 joint venture with Cummins, Inc. ("Cummins"), by selling spark-ignited natural gas engines. Refer to the "Operating Segments" section of this MD&A for more detail.

IMPACT OF COVID-19 ON OUR BUSINESS

The emergence of COVID-19 has had and continues to have an adverse impact on our business, including the disruption of production and end customer demand. The extent, duration and impact of COVID-19 and governmental and societal responses is uncertain. A significant portion of our production is from three facilities in Northern Italy, and sales from these facilities are primarily in western and eastern Europe. Our Brescia facility was closed from March 16, 2020 through May 4, 2020. This facility produces components in the light-duty OEM business and provides assembly services for the heavy-duty OEM business. Our

Management's Discussion and Analysis

Cherasco and Albinea facilities were closed from March 22, 2020 through May 4, 2020. These facilities produce components and kits in the IAM, DOEM, electronics and OEM businesses.

In addition to our production facilities, our European HPDI launch partner temporarily closed its facilities in mid-March in response to safety concerns and government restrictions arising from the spread of COVID-19. Although our launch partner reopened its production facilities in late April, it is anticipated that end customer demand will be lower than pre-COVID-19 levels for the remainder of 2020.

At this time, customer demand for our products for the full year 2020 is difficult to estimate and will be highly dependent on the duration and severity of the COVID-19 pandemic and the post-pandemic market weakness. Our consolidated sales in the first quarter of 2020 declined as a result of COVID-19 and we expect that the pandemic will materially impact our results of operations during the remainder of 2020, with the most significant impact to be realized in the second quarter of 2020.

Our light-duty OEM and DOEM businesses are dependent on new vehicle sales with gaseous fuel systems. Consumer confidence levels have deteriorated and are likely to remain at low levels despite the resumption of economic activity in many major vehicle markets.

We believe that our heavy-duty business and our CWI business will be less impacted than the IAM and light-duty OEM businesses. Demand for essential goods remains and consumer delivery of these goods has increased, resulting in more stable demand for medium and heavy-duty trucks.

The certification of the WWI HPDI engine through a multi-step, multi-party activity was delayed in the first quarter given the impact of COVID-19 in China. We anticipate certification within 2020.
In response to COVID-19, we have implemented a number of austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures. We are working with our key lenders and previously announced $6.0 million in principal deferrals on our term loan with Export Development Canada ("EDC") and a €5.0 million government backed loan in our Emer subsidiary. We expect to secure additional financing through government backed liquidity programs and we are also participating in government wage-subsidy and other support programs in the countries where we operate and expect the cumulative benefit of these programs to be approximately $4.0 million in the second quarter of 2020. Our liquidity is discussed below in the "Liquidity and Going Concern" section in this MD&A.

Q1 2020 RESULTS

Revenues for the three months ended March 31, 2020 decreased by 8% to $67.2 million from $73.2 million in the first quarter of 2019, primarily as a result of the impact of COVID-19, which led to reduced commercial activity, particularly in Europe. Revenues in U.S. dollar terms were reduced by 3% due to the impact of the weaker Euro.

Westport Fuel Systems reported a net loss of $15.3 million for the three months ended March 31, 2020 compared to a net loss of $3.0 million for the three months ended March 31, 2019. The $12.3 million increase in the net loss primarily resulted from lower gross margins associated with a $10.0 million expense related to a field service campaign (see the "Gross Margin" section of this MD&A), an increase in unrealized foreign exchange losses due to the drop in the Canadian dollar and the Euro, and lower earnings from CWI, partially offset by lower operating expenses.

Westport Fuel Systems recorded negative $3.6 million Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA", see "Non-GAAP Measures" section in this MD&A) during the three months ended March 31, 2020 as compared to $7.3 million Adjusted EBITDA for the three months ended March 31, 2019. The decrease is due to largely due to the $10.0 million expense as discussed above, lower gross margin and CWI earnings, partially offset by reduced operating expenses. As noted above, the impact of COVID-19 is expected to have a material impact on our second quarter earnings.

Management's Discussion and Analysis

LIQUIDITY AND GOING CONCERN

In connection with preparing financial statements for each annual and interim reporting period, management is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about its ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

The condensed consolidated interim financial statements have been prepared on the basis that we will continue as a going concern. At March 31, 2020, our net working capital was $47.0 million including cash and cash equivalents of $39.1 million. Our long-term debt, including the royalty payable, was $69.3 million, of which $15.6 million matures in 2020 and $46.1 million matures by June 30, 2021. We have another $2.5 million in cash pledged to the repayment of the debt we hold in our Italian subsidiaries recorded in other long-term assets. We incurred a loss of $15.3 million for the three months ended March 31, 2020 (income from continuing operations of $0.2 million for fiscal 2019) and negative cash flows from operating activities of $9.8 million for the three months ended March 31, 2020 (net cash used in operating activities of continuing operations of $15.7 million for fiscal 2019) and we have accumulated a deficit of $1,013.6 million since inception.

Principal conditions or events that require management's consideration

The factors which raise substantial doubt as to our ability to continue as a going concern are as follows:

(a)	We have three significant debt and royalty obligations combining to approximately $28.8 million coming due in the next twelve months, as follows:

(i)	Royalty payable payment of $7.3 million to Cartesian Capital Group ("Cartesian") in April 2021;

(ii)	EDC principal payments totaling $4.0 million to EDC in March 2021 and June 2021; and

(iii)
Convertible debt of $17.5 million maturing in June 2021. This debt is convertible into common shares of Westport Fuel Systems ("Common Shares") at the option of the holder at a conversion price of $2.17 per Common Share. If the price of our shares remains below this price, we expect such debt to remain unconverted and we would have to repay the principal amount in cash.

(b)     Forecast operating results

We recorded positive net income in 2019 and had expected to improve upon these achievements in 2020. However, as previously described, the impact of COVID-19 has had a significant impact on our 2020 outlook. We expect that this impact will be most acute in the second and third quarter of this year, with improved revenue and earnings levels in late 2020 and into 2021.

Management's plans

We plan to alleviate or mitigate the substantial doubt of operating as a going concern through the following actions:

(a)    Debt financing

We are in discussions with current lenders to re-finance existing debt and to obtain additional financing. Some positive developments have already resulted from these discussions. In March 2020, EDC allowed us to defer $6.0 million in principal payments due in 2020 to 2021 and 2022. The Canadian and Italian governments have both introduced new lending programs for corporations to draw upon to improve liquidity and spur capital investment as a response to the economic downturn caused by COVID-19. We are eligible for these loan facilities and are pursuing loans in both jurisdictions. On May 28, 2020 we announced that we have

Management's Discussion and Analysis

obtained a €5.0 million loan from UniCredit under the Italian Government program named Decreto Liquidita (see note 12(a) in the condensed consolidated interim financial statements). In addition, we are in advanced discussions with EDC for a $10.0 million bridge facility.

(b)    Operating results and government wage subsidies

As discussed, our operating results for 2020 will be significantly impacted by COVID-19. In response to COVID-19, we have implemented a number of austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures. We are also participating in government wage-subsidy and other support programs in the countries where it operates and expects the cumulative benefit of these programs to be approximately $4.0 million in the second quarter of 2020.

We are also evaluating future cash flows from the CWI joint venture with the termination of the joint venture term scheduled to end on December 31, 2021. The joint venture pays significant dividends to the joint venture partners, with Westport Fuel Systems receiving $25.0 million as dividends in 2019 (2018 - $23.2 million). As per the joint venture agreement, both Cummins and Westport Fuel Systems have equal rights to the joint venture’s intellectual property. However, there is no certainty that we will be able to monetize the intellectual property to the level of the current dividends received from the joint venture. See note 7(a) in our condensed consolidated interim financial statements for additional details related to the CWI joint venture.
Management's conclusion and assessment
Although we believe that the cash on hand at March 31, 2020, the initiatives underway to facilitate repayment of debt and royalty obligations, and measures to mitigate the impact of COVID-19 will provide the cash flow necessary to fund operations over the next year to June 30, 2021, there remains substantial doubt about the Company's ability to continue as a going concern within one year after the date that the condensed consolidated interim financial statements are issued. We caution readers of our condensed consolidated interim financial statements and this MD&A that there is no absolute assurance that we will be able to raise the financing necessary, or mitigate the impact of COVID-19, under satisfactory terms and conditions, to continue as a going concern. If, as a result of future events, we were to determine that we are no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying consolidated financial statements and the adjustments could be material.

Operating Segments

Effective January 2020, we modified the reporting of business segments to allow for increased transparency into our customer channels and the respective products we sold to those customers. Accordingly, from that date, all product information and other technology related activities previously reported under the Transportation segment have been disaggregated into two segments, OEM and IAM. All comparative figures presented have been revised to reflect this change.

Under the organization structure in effect from January 2020, we manage and report the results of our business through four segments: OEM, IAM, the CWI Joint Venture, and Corporate. This change reflects the manner in which operating decisions and the assessment of business performance is currently managed by the Chief Operating Decision Maker ("CODM").

The financial information for the business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way we manage our business segments.

OEM Business Segment

Our OEM segment designs, manufactures, and sells alternative fuel systems, components and electronics, including the Westport HDPI 2.0TM product and related engineering services, to OEMs. Our diverse product offerings are sold under established global brands and utilize a broad range of alternative fuels, which have numerous environmental and economic advantages including: LPG, CNG, LNG, RNG, and hydrogen. The OEM business segment's products and services are available for passenger cars, light-, medium- and heavy-duty trucks, cryogenics, and hydrogen applications.

The OEM group includes the light-duty and heavy-duty OEM product lines and the DOEM and electronic businesses, as previously described.

Management's Discussion and Analysis

IAM Business Segment

Our IAM segment designs, manufactures, and sells alternative fuel systems and components that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels in addition to gasoline. Distribution of such products is realized through a consolidated distribution network (in more than 70 countries) selling our products to the workshops that are responsible for conversion, maintenance and service.

CWI Joint Venture

CWI serves the medium- and heavy-duty on-highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium and heavy-duty truck and transit bus industries.

All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on RNG.

CWI is a Delaware corporation owned 50% by Westport Power Inc., a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement governing the operations of CWI which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The purpose of the joint venture is to engage in the business of developing, marketing and selling spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021.

Corporate Business Segment

The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION

The following table sets forth a summary of our financial results for the three months ended March 31, 2020 and March 31, 2019.

Selected Consolidated Statements of Operations Data

	Three months ended March 31,
	2020	2019
(expressed in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$67.2	$73.2
Gross margin	$4.3	$17.2
Gross margin %	6.4%	23.5%
Net loss for the period	$(15.3)	$(3.0)
Net loss per share - basic and diluted	$(0.11)	$(0.02)
Weighted average basic and diluted shares outstanding	136,429,224	133,449,211

Selected Balance Sheet Data

The following table sets forth a summary of our financial position as at March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
(expressed in millions of U.S. dollars)
Cash and short-term investments	$39.1	$46.0
Total assets	271.1	279.9
Long-term debt, including current portion	50.4	48.9
Royalty payable, including current portion	19.0	18.2
Total liabilities	196.2	190.6
Shareholders' equity	74.8	89.4

Management's Discussion and Analysis

RESULTS FROM OPERATIONS

The 2019 comparative figures have been revised to reflect the change in business segments previously discussed in the "Operating Segments" section in this MD&A.

Revenue

Total consolidated revenues from operations for the three months ended March 31, 2020 decreased by $6.0 million or 8% from $73.2 million in 2019 to $67.2 million in 2020, with segment revenue as follows:

OEM revenue for the three months ended March 31, 2020 was $34.2 million compared with $39.0 million for the three months ended March 31, 2019. Revenue from the OEM business segment decreased by $4.8 million mainly due to the COVID-19 related shutdowns and lower light-duty OEM sales to Russian and German OEMs during the quarter. The OEM segment is expected to have sequentially lower revenues in the second quarter of 2020.

IAM revenue for the three months ended March 31, 2020 was $33.0 million compared with $34.2 million for the three months ended March 31, 2019. The IAM segment had a strong quarter and benefited from some orders pulled ahead from customers concerned with supply chain disruptions, which is offset by a 4% decrease in Euro to U.S. dollar average exchange rate. The IAM segment is expected to have sequentially lower revenues in the second quarter of 2020.

(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2020	2019	$	%
OEM	$34.2	$39.0	$(4.8)	(12)%
IAM	33.0	34.2	(1.2)	(4)%
Total revenue	$67.2	$73.2	$(6.0)	(8)%

Management's Discussion and Analysis

Gross Margin

Total consolidated gross margin for the three months ended March 31, 2020 decreased by $12.9 million or 75% from $17.2 million in 2019 to $4.3 million for the same period in 2020.

OEM gross margin decreased by $13.6 million to negative $6.1 million, or negative 18% of revenue, for the three months ended March 31, 2020 compared to $7.5 million, or 19% of revenue for the three months ended March 31, 2019. The gross margin recorded in the current quarter included a $10.0 million expense related to a field service campaign for the replacement of the pressure release device ("PRD") we manufacture and sell to OEM customers. No safety events or field performance issues have been identified from this product. We expect to recover 70% of the expense from insurance recovery during the fourth quarter of the year. The estimated insurance recovery has not been recorded in the condensed consolidated interim financial statements due to the early stage of the insurance claim review. Excluding this one time charge, gross margin for the three months ended March 31, 2020 decreased by $3.6 million to $3.9 million, or 11% of revenue, compared to $7.5 million, or 19% of revenue, for the prior year quarter. This decrease in gross margin and gross margin percentage was due to lower sales as discussed previously, the mix of products sold during the quarter, and contractual HPDI price reductions.

IAM gross margin increased by $0.7 million to $10.4 million, or 32% of revenue, for the three months ended March 31, 2020 compared to $9.7 million, or 28% of revenue for the three months ended March 31, 2019. The increase in gross margin percentage is mainly due to higher gross margin product mix and a reduction in manufacturing costs due to COVID-19 related facility closures.

(expressed in millions of U.S. dollars)

	Three months ended March 31, 2020	% of Revenue	Three months ended March 31, 2019	% of Revenue	Change
					$	%
OEM	$(6.1)	(18)%	$7.5	19%	$(13.6)	(181)%
IAM	10.4	32%	9.7	28%	0.7	7%
Total gross margin	$4.3	6%	$17.2	23%	$(12.9)	(75)%

Research and Development ("R&D") Expenses

OEM R&D expenses for the three months ended March 31, 2020 were consistent with the three months ended March 31, 2019.

IAM R&D expenses for the three months ended March 31, 2020 were $1.3 million, compared to $2.4 million for the three months ended March 31, 2019. The decrease in R&D expense in the current quarter is mainly due to completion of certain R&D projects during 2019.

Corporate R&D expenses for the three months ended March 31, 2020 were $0.1 million, compared to $0.2 million for the three months ended March 31, 2019. Corporate R&D expenses relate to costs associated with protecting our intellectual property; in particular, the costs associated with patenting our innovations and registering our trademarks, and maintaining our patent and trademark portfolios.

For the second quarter, we expect R&D expenses to decrease in each segment due to wage subsidies that we are eligible for, primarily in Canada, Italy and the Netherlands.

(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2020	2019	$	%
OEM	$4.4	$4.2	$0.2	5%
IAM	1.3	2.4	(1.1)	(46)%
Corporate	0.1	0.2	(0.1)	(50)%
Total R&D expenses	$5.8	$6.8	$(1.0)	(15)%

Management's Discussion and Analysis

Selling, General and Administrative ("SG&A") Expenses

OEM SG&A expenses for three months ended March 31, 2020 were $3.3 million compared with $4.5 million for the three months ended March 31, 2019. The decrease of SG&A expense is mainly due to lower compensation expense, as well as a 4% lower Euro to U.S. dollar average exchange rate.

IAM SG&A expenses for three months ended March 31, 2020 were $3.6 million compared with $4.2 million for the three months ended March 31, 2019. The decrease of SG&A expense is mainly due to lower compensation expense including salary and bonus, as well as a 4% lower Euro to U.S. dollar average exchange rate.

Corporate SG&A expenses for the three months ended March 31, 2020 were $3.1 million compared with $7.1 million for the three months ended March 31, 2019. The decrease is due to a $1.8 million reduction in legal fees related to the SEC investigation that settled in the third quarter of 2019 and a $1.0 million reversal of an accrual related to a separate legal matter which settled in May 2020. The three months ended March 31, 2019 compensation expense was impacted by the CEO transition that took place during the quarter, resulting in additional expenses in the prior year quarter that did not repeat in the current quarter.

For the second quarter, we expect SG&A expenses to decrease in each segment due to wage subsidies that we are eligible for, primarily in Canada, Italy and the Netherlands.

(expressed in millions of U.S. dollars)

	Three months ended March 31,		Change
	2020	2019	$	%
OEM	$3.3	$4.5	$(1.2)	(27)%
IAM	3.6	4.2	(0.6)	(14)%
Corporate	3.1	7.1	(4.0)	(56)%
Total SG&A expenses	$10.0	$15.8	$(5.8)	(37)%

Management's Discussion and Analysis

Selected CWI Statements of Operations Data

We account for CWI using the equity method of accounting. However, due to its significance to our operating results, we disclose CWI's assets, liabilities and income statement in notes 7(a) and 18 of our condensed consolidated interim financial statements and discuss revenue and gross margins in this MD&A.

The following table sets forth a summary of the financial results of CWI for the three months ended March 31, 2020, and March 31, 2019.

	Three months ended March 31,
	2020	2019
(expressed in millions of U.S. dollars)
Total revenue	$76.7	$92.3
Gross margin	$21.6	$27.8
Gross margin %	28.2%	30.1%
Net income before income taxes	$13.9	$20.5
Net income attributable to the Company	$5.3	$8.6

CWI Revenue

CWI revenue for the three months ended March 31, 2020 was $76.7 million, a 17% decrease compared to $92.3 million for the three months ended March 31, 2019. Unit sales for the three months ended March 31, 2020 were 1,513 compared to 1,991 for the three months ended March 31, 2019. The decrease in unit sales in the first quarter of 2020 largely reflects the timing of transit orders and build schedules combined with lower refuse market sales. Parts revenue decreased from $30.3 million to $29.1 million.

	Three months ended March 31,		Change
	2020	2019	$	%
CWI	$76.7	$92.3	$(15.6)	(17)%

CWI Gross Margin

CWI gross margin decreased by $6.2 million to $21.6 million, or 28% of revenue from $27.8 million or 30% of revenue in the prior year period. The decrease in gross margin and gross margin percentage is primarily due to decreased revenue.

	Three months ended March 31, 2020	% of Revenue	Three months ended March 31, 2019	% of Revenue	Change
					$	%
CWI	$21.6	28%	$27.8	30%	$(6.2)	(22)%

Management's Discussion and Analysis

Other significant expense and income items for the three months ended March 31, 2020

Restructuring costs of $0.8 million were incurred during the three months ended March 31, 2019 related to management changes. There were no restructuring charges recorded in the current quarter.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three months ended March 31, 2020, we recognized foreign exchange losses of $6.9 million compared to foreign exchange losses of $0.1 million in the comparative period. The increased losses in the current quarter primarily relates to the unrealized foreign exchange losses that resulted from the translation of U.S. dollar denominated debt in our Canadian legal entities. The Canadian dollar decreased 9% against the U.S. dollar in the first quarter of 2020.

Depreciation and amortization for the three months ended March 31, 2020 was $3.4 million, compared to $4.3 million for the three months ended March 31, 2019. The amount included in cost of product revenue for the three months ended March 31, 2020 was $1.9 million compared with $1.9 million for the three months ended March 31, 2019.

Income from investments primarily relates to our 50% interest in CWI earnings, accounted for by the equity method. See the "Selected CWI Statements of Operations Data" section in this MD&A for more detail.

Interest on long-term debt and amortization of discount

(expressed in millions of U.S. dollars)

	Three months ended March 31,
	2020	2019
Interest expense on long-term debt	$0.9	$1.1
Royalty payable accretion expense	0.7	0.8
Total interest on long-term debt and accretion on royalty payable	$1.6	$1.9

Consistent debt levels in both periods resulted in comparable interest expense for the three months ended March 31, 2020 and three months ended March 31, 2019. During the quarter ended March 31, 2020, EDC agreed to the deferral of our principal payments for 2020 to support us to withstand the economic impact of the COVID-19 outbreak. In addition, in May 2020 we announced an additional €5.0 million loan with UniCredit, and we are in advanced discussions with EDC for a $10.0 million bridge facility. As a result, we expect to see an increase in interest expense on long-term debt in future quarters.

Income tax recovery of $0.7 million for the three months ended March 31, 2020 compares to income tax expense of $1.1 million for the three months ended March 31, 2019. The net increase in income tax recovery of $1.8 million is primarily due to the tax benefit recorded on losses in the Emer, Italy operations offset by an increase in tax expense due to our operations in MTM, Italy and the Netherlands.

Management's Discussion and Analysis

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

This “Capital Requirements, Resources and Liquidity” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward-Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

Our cash and cash position has decreased by $6.9 million during the first three months of 2020 to $39.1 million from $46.0 million at December 31, 2019. The decrease was primarily the result of decreased working capital during the quarter.

The Company is materially impacted by the COVID-19 pandemic as previously described and is working with its lenders to ensure sufficient liquidity is available to meet its obligations. See the "Liquidity and Going Concern" section in this MD&A for further discussion.

Cash Flow from Operating Activities
For the three months ended March 31, 2020, our net cash flows used in operating activities was $9.8 million, an improvement of $5.4 million from $15.2 million in net cash flow used in operating activities in the three months ended March 31, 2019. The decrease in cash used is primarily due to lower operating expenses and the impact of working capital during the first quarter of 2020 compare to three months ended March 31, 2019.
Cash Flow from Investing Activities

Our net cash from investing activities consisted primarily of cash acquired through dividends received from joint ventures and the sale of assets and investments, offset by purchases of property, plant and equipment.
For the three months ended March 31, 2020, our net cash flows from investing activities was $4.2 million compared to net cash flows of $4.0 million for the three months ended March 31, 2019. We received dividends of $5.8 million in the three months ended March 31, 2020 compared dividends of $6.0 million in the first quarter of 2019 as a result of lower first quarter earnings in our CWI joint venture. Capital expenditures decreased to $1.6 million in the three months ended March 31, 2020 from $2.0 million in the three months ended March 31, 2019.
Cash Flow from Financing Activities
For the three months ended March 31, 2020, our net cash flows used in financing activities was $0.6 million compared to $3.6 million for the three months ended March 31, 2019, primarily due to the deferral of the EDC term loan principal payment as discussed in note 12(a) of the condensed consolidated interim financial statements.

Management's Discussion and Analysis

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$80.8	$80.8	$80.8	$—	$—	$—
Long-term debt, principal, (1)	50.3	50.3	9.7	38.3	2.3	—
Long-term debt, interest (1)	—	6.3	5.4	0.6	0.3	—
Long-term royalty payable (2)	19.0	26.2	5.9	12.4	2.8	5.1
Operating lease obligations (3)	16.2	18.7	3.1	7.2	4.6	3.8
	$166.3	$182.3	$104.9	$58.5	$10.0	$8.9

(1) For details of our long-term debt, principal and interest, see note 12 in the condensed consolidated interim financial statements.

(2) For additional information on the long-term royalty, see note 13 of the condensed consolidated interim financial statements.

(3) The Company adopted Topic 842 under U.S. GAAP as at January 1, 2019 and have adjusted the operating lease obligations accordingly. Refer to note 11 of the condensed consolidated interim financial statements for more details.

SHARES OUTSTANDING

For the three months ended March 31, 2020 and March 31, 2019, the weighted average number of shares used in calculating the loss per share was 136,429,224 and 133,449,211, respectively. The Common Shares and Share Units (comprising of performance share units and restricted share units) outstanding and exercisable as at the following dates are shown below:

	March 31, 2020	June 4, 2020
	Number	Number

Common Shares outstanding	136,465,872	136,596,256
Share Units
Outstanding	1,775,884	1,741,847
Exercisable	9,123	137,385

Management's Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Actual amounts may vary significantly from estimates used. Our accounting policies are described in note 3 in our year ended December 31, 2019 annual consolidated financial statements. There have been no significant changes in accounting policies applied to the March 31, 2020 condensed consolidated interim financial statements.

We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, plant and equipment, long-term royalty payable, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in note 3 of our fiscal year ended December 31, 2019 annual consolidated financial statements and our 2019 Annual Management and Discussion analysis, for the year ended December 31, 2019, filed on March 17, 2020.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

We discuss new accounting standards which have been issued but not yet adopted, their required date of adoption and/or planned date to adopt, if earlier, and the anticipated impact that adoption of the standards are expected to have on our financial position and results of operations in note 4 of the notes to our condensed consolidated interim financial statements for the three months ended March 31, 2020.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended March 31, 2020, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data

Three months ended	30-Jun-18	30-Sep-18	31-Dec-18	31-Mar-19	30-Jun-19	30-Sep-19	31-Dec-19	31-Mar-20
(expressed in millions of U.S. dollars except for per share amounts)		(1)						(2)
Total revenue	$80.5	$65.5	$60.5	$73.2	$82.4	$75.4	$74.3	$67.2
Cost of product and parts revenue	$58.8	$49.9	$48.2	$56.0	$63.1	$57.5	$60.5	$62.9
Gross margin	$21.7	$15.6	$12.3	$17.2	$19.3	$17.9	$13.8	$4.3
Gross margin percentage	27.0%	23.8%	20.3%	23.5%	23.4%	23.7%	18.6%	6.4%
Net income (loss) from continuing operations	$(5.7)	$(12.1)	$(10.4)	$(3.0)	$(2.3)	$4.9	$0.6	$(15.3)
Net income (loss)	$(4.9)	$(3.2)	$(9.2)	$(3.0)	$(2.6)	$4.9	$0.7	$(15.3)
EBITDA (3)	$0.2	$(3.0)	$(5.3)	$4.2	$4.0	$11.7	$5.0	$(11.1)
Adjusted EBITDA (4)	$8.5	$4.3	$0.2	$7.3	$8.1	$9.4	$3.6	$(3.6)
Euro to U.S. dollar average exchange rate	1.20	1.16	1.14	1.14	1.12	1.11	1.11	1.10
Earnings (loss) per share
Basic and diluted from continuing operations	$(0.04)	$(0.09)	$(0.08)	$(0.02)	$(0.02)	$0.04	$0.00	$(0.11)
Basic and diluted	$(0.04)	$(0.02)	$(0.07)	$(0.02)	$(0.02)	$0.04	$0.00	$(0.11)
CWI net income attributable to the Company	$7.8	$7.7	$5.7	$8.6	$5.9	$5.4	$6.7	$5.3

(1) During the third quarter of 2018, we completed the sale of the CNG Compressor business and recognized a gain on sale of assets in discontinued operations of $9.9 million. We have modified information from all prior quarters to exclude the financial results of the CNG Compressor business which has been recorded as discontinued operations with effect from the second quarter of 2018.

(2) During the first quarter of 2020, we recorded a $10.0 million expense related to a field service campaign as discussed in the "Gross Margin" section of this MD&A.

(3) The term EBITDA does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures - EBITDA and Adjusted EBITDA for more information.

(4) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted to eliminate the amortization of stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments. See non-GAAP measures for more information.

Management's Discussion and Analysis

Non-GAAP Measures:

We have included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by us internally to measure operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Non-GAAP Measures - EBITDA and Adjusted EBITDA
We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, Westport Fuel Systems and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes where EBITDA is multiplied by a factor, or "EBITDA multiple", that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

EBITDA
Westport Fuel Systems defines EBITDA as net income or loss from continuing operations before income taxes adjusted for net interest expense and depreciation and amortization

Three months ended	30-Jun-18	30-Sep-18	31-Dec-18		31-Mar-19	30-Jun-19	30-Sep-19	31-Dec-19	31-Mar-20
Income (loss) before income taxes from continuing operations	$(5.6)	$(9.5)	$(11.9)	v	$(1.9)	$(1.4)	$5.7	$(0.3)	$(16.0)
Interest expense, net (1)	1.7	2.3	2.6		1.8	1.4	1.8	1.5	1.5
Depreciation and amortization	4.1	4.2	4.0		4.3	4.0	4.2	3.8	3.4
EBITDA	$0.2	$(3.0)	$(5.3)		$4.2	$4.0	$11.7	$5.0	$(11.1)

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and other payables and amortization of discount.

EBITDA decreased from positive $5.0 million for the three months ended December 31, 2019 to negative $11.1 million in the three months ended March 31, 2020. The decrease is primarily due to a $10.0 million expense related to a field service campaign as discussed in the "Gross Margin" section in this MD&A, and unrealized foreign exchange losses in the current quarter compared to unrealized foreign exchange gains in the previous quarter.

Management's Discussion and Analysis

Non-GAAP Measures (continued):

Adjusted EBITDA

Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments.

Three months ended	30-Jun-18	30-Sep-18	31-Dec-18	31-Mar-19	30-Jun-19	30-Sep-19	31-Dec-19	31-Mar-20
EBITDA	$0.2	$(3.0)	$(5.3)	$4.2	$4.0	$11.7	$5.0	$(11.1)
Stock based compensation	1.3	0.6	0.7	0.4	0.3	0.3	0.5	0.6
Unrealized foreign exchange (gain) loss	5.2	2.2	1.6	0.1	(0.7)	0.7	(2.6)	6.9
Intangible impairment	—	—	—	—	—	—	0.7	—
Asset impairment	—	—	0.6	—	—	—	—	—
Restructuring, termination and other exit costs	0.2	—	—	0.8	—	—	—	—
Legal costs associated with SEC investigation	2.5	3.5	3.1	1.8	4.5	—	—	—
Other	(0.9)	1.0	(0.5)	—	—	(3.3)	—	—
Adjusted EBITDA	$8.5	$4.3	$0.2	$7.3	$8.1	$9.4	$3.6	$(3.6)

Adjusted EBITDA decreased by $7.2 million from $3.6 million for the three months ended December 31, 2019 to negative $3.6 million for the three months ended March 31, 2020 primarily due to the $10.0 million expense related to a field service campaign as discussed in the "Gross Margin" section in this MD&A, lower gross margin and CWI earnings, partially offset by reduced operating expenses.